Filed by Avanex Corporation
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities and Exchange Act of 1934

Subject Company: Oplink Communications, Inc.
(Commission File No. 333-85906)

Avanex to release quarterly earnings Monday, July 29

July 22, 2002

FREMONT, Calif. — Avanex Corporation (Nasdaq: AVNX), the global provider of photonic processors that enable next-generation performance for optical communications networks, announced today that it will release fourth-quarter and fiscal 2002 year-end earnings at 4 p.m. EDT Monday, July 29.

Avanex President and CEO Paul Engle will then lead a conference call with the financial community at 4:30 p.m. EDT Monday, July 29. Engle will be joined at the end of the conference call by Oplink CEO Fred Fromm, who with Engle will at that time address the merger of Avanex and Oplink.

The number for the conference call is 888-935-0259. The password is “Photonics.” A replay of the conference call will be available through August 5 at 402-998-1437.

Avanex also will hold a conference call sometime after the completion of the stockholder vote regarding the merger with Oplink Communications (Nasdaq: OPLK). The stockholder vote is scheduled for August 15, 2002.

About Avanex

Avanex designs, manufactures and markets photonic processors for the communications industry. Avanex’s photonic processors offer communications service providers and optical systems manufacturers greater levels of performance and miniaturization, reduced complexity and increased cost-effectiveness as compared to current alternatives.

Avanex was incorporated in 1997 and is headquartered in Fremont, Calif. In addition to a development and manufacturing facility in Fremont, the company also maintains The Photonics Center™ in Richardson, Texas.
To learn more about Avanex, visit its web site at: www.avanex.com.

Additional information about the merger and where to find it

Avanex has filed a registration statement on Form S-4 in connection with the proposed merger with Oplink, and Avanex and Oplink have mailed a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of Avanex and Oplink are urged to read the joint proxy statement/prospectus because it contains important information about Avanex, Oplink and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus at the SEC’s web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from Avanex or Oplink. In addition to the registration statement on Form S-4 that has been filed by Avanex in connection with the transaction, and the joint proxy statement/prospectus that has been mailed to the stockholders of Avanex and Oplink in connection with the transaction, each of Avanex and Oplink file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC’s public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC’s other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Avanex and Oplink with the SEC are also available for free at the SEC’s web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Avanex and Oplink.

Avanex, Oplink and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Avanex and Oplink in favor of the Merger. A description of the interests of Avanex’s executive officers and directors in Avanex is set forth in the proxy statement for Avanex’s 2001 Annual Meeting of Stockholders, which was filed with the SEC on September 17, 2001. A description of the interests of Oplink’s executive officers and directors in Oplink is set forth in the proxy statement for Oplink’s 2001 Annual Meeting of Stockholders, which was filed with the SEC on October 5, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Avanex’s and Oplink’s executive officers and directors in the Merger by reading the joint proxy statement/prospectus.

Contact Information:

Media
Tony Florence
Phone: 510-897-4162
Fax: 510-897-0189
e-mail: tony_florence@avanex.com

Investor Relations
Mark Weinswig
Phone: 510-897-4344
Fax: 510-897-4345
e-mail: mark_weinswig@avanex.com